EXHIBIT 1.1

NRDC ACQUISITION CORP.
3 Manhattanville Road
Purchase, NY 10577

August 17, 2009

LADENBURG THALMANN & CO. INC.
153 East 53rd Street
49th Floor
New York, NY 10022

Dear Sirs:

          Reference is made to that certain Underwriting Agreement (the “Underwriting Agreement”), dated October 17, 2007, between NRDC Acquisition Corp. (the “Company”) and Banc of America Securities LLC, as representative of the several underwriters, including Ladenburg Thalmann & Co. Inc. (the “Underwriter”), in the Company’s initial public offering (the “IPO”). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Underwriting Agreement.

          The Company and NRDC Capital Management, LLC (the “Sponsor”) are discussing entering into a proposed transaction (the “Transaction”) whereby the Company will, among other things, seek the approval of the Company’s stockholders to amend its certificate of incorporation and elect to become a Delaware real estate investment trust. As a condition to the Sponsor’s willingness to enter into the Transaction, the Sponsor has requested that the Underwriter (in its own capacity and not on behalf of the other Underwriters) agree as follows: in lieu of the Underwriter’s share of the deferred underwriting discounts and commissions it is entitled to pursuant to Section 3(v) of the Underwriting Agreement, upon the consummation of the Transaction, the Underwriter will receive a fee (the “Transaction Fee”) equal to the product of (x) 1.11% multiplied by (y) the lesser of (A) $4,000,000 and (B) 1.5% multiplied by an amount equal to the difference of (1) the value of the Trust Account on the closing date of the Transaction, less (2) any amounts paid to the Company’s stockholders with whom the Company enters into forward or other contracts before the close of the Transaction to purchase such stockholders’ shares, less (3) any amounts paid to stockholders of the Company who vote against the Transaction and demand that the Company convert their shares into cash. Such agreement is subject to and contingent upon the consummation of the Transaction. For the purposes of the Trust Agreement, the Transaction Fee will be deemed to be the Deferred Discount and the procedures governing the payment of any Deferred Discount under such Trust Agreement will similarly apply to the Transaction Fee.

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Very truly yours,

NRDC ACQUISITION CORP.

By:	/s/ Richard A. Baker

Name: Richard A. Baker
Title: Chief Executive Officer

Accepted and Agreed:

LADENBURG THALMANN & CO. INC.

By:	/s/ Steven Kaplan

Name: Steven Kaplan
Title: Managing Director